

August 15, 2006

Mr. Thomas P. McCaffrey
Chief Financial Officer, BE Aerospace Inc.
1400 Corporate Center Way
Wellington, FL 33414

Re: **BE Aerospace, Inc.**
Form 10-K for the fiscal year ended December 31, 2005
File No. 0-18348

Dear Mr. McCaffrey:

We have reviewed your response to our letter dated July 13, 2006 and have the following comments. We ask that you respond by August 29, 2006.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 12 – Segments Reporting, page F-19

1. We note your response to our prior comments regarding your segments, including the management reports that you provided to us. We appreciate the information you have been providing us and we request your continued patience as we find out more about your segment reporting. We have the following additional comments:

   - We note from your response that financial information is provided to your CODM group on a site level and a segment level basis. If the reports used to present operating results to your CODM group consistently include discrete financial information, including revenues and operating earnings, at the site level, it would be unclear to us how you determined that the site level did not represent your operating segments. In this regard, we note your statement that the CODM group "primarily" uses the segment level reports to allocate resources and assess performance; however, it is unclear to us that you would have put a process in place to consistently collect and disclose information to the CODM group at the site level if the CODM group did not find this information useful in managing your company. Therefore, we would generally assume that the lowest level of discrete financial information that was presented to your CODM group indicated your operating segments. Please advise.

- If, based upon your CODM reports, you determine that your manufacturing facilities are your operating segments, please note that we would not object to the aggregation of facilities that manufactured the same type of product into reportable segments. For example, if you have dedicated facilities that manufacture seating, we would not object to aggregating these into a Seating reportable segment because we assume that these facilities would have similar average long-term gross margins and would meet the other characteristics of paragraph 17 of SFAS 131.

- Regardless of whether the operating segments within your current CAS reportable segment are your Seating, Interior Services, and Engineering businesses, as indicated in your response, or are your manufacturing facilities, as may be indicated by your CODM reports, we continue to struggle with your aggregation of Seating, Interior Services, and Engineering into a single reportable segment. In this regard, it appears that each of your Seating, Interior Services, and Engineering segments is above the 10% thresholds specified in paragraph 18 of SFAS 131. In order for these segments to qualify for aggregation under paragraph 17 of SFAS 131, you would need to demonstrate similar long-term average gross margins for these segments, and they would need to meet *all* of the criteria specified in paragraph 17(a) through 17(e). We continue to struggle with your assertion that these segments have similar long-term average gross margins. We also continue to struggle with your assertion that these segments meet the criteria specified in paragraph 17(a) through 17(e), including that these segments contain products and services of a similar nature. In this regard, we note from your response letter dated June 29, 2006 that seating products are replaced on airplanes every 5-10 years whereas interior systems are replaced only once or twice over the 25-40 year life of the aircraft; these statistics seem to indicate that the nature of these products is very different, and these segments appear to have a different nature from your Engineering services segment. Finally, we note from your response letter dated June 29, 2006 that you believe the operating margins of your Seating, Interior Services, and Engineering segments are interdependent and therefore should not be disaggregated. However, the fact that your CODM group consistently reviews discrete financial information for each of your Seating, Interior Services, and Engineering segments indicates that your CODM group finds this disaggregated information to be useful in managing your company and indicates that your CODM group takes this disaggregated information into account when allocating resources and assessing performance. Given the above, we ask that you carefully reconsider your views regarding how you aggregate your operating segments and revise your reportable segments to comply with SFAS 131, or help us to understand why you do not believe that any revision is necessary.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Jennifer Thompson, Staff Accountant, at (202)551-3737 or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief